EXHIBIT 99.22


                               [GRAPHIC OMITTED]

                              YAMANA RESOURCES INC.





              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the annual and special meeting (the "Meeting") of shareholders of Yamana Resources Inc. (the "Corporation") will be held on Friday, August 30, 2002 at 10:00 a.m. (Vancouver time) in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the fiscal year ended February 28, 2002, together with the auditor's report thereon;

2.   to elect directors of the Corporation;

3. to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation;

4. to consider and if deemed advisable, to pass, with or without variation, a resolution to approve, in advance, the issuance by the Corporation of common shares in one or more private placements in excess of the 25% limit imposed by The Toronto Stock Exchange Inc.;

5. to consider and if deemed advisable, to pass, with or without variation, a resolution to approve amendments to the exercise price of options previously granted to insiders and certain non-insiders of the Corporation pursuant to the Corporation's share incentive plan;

6. to consider and if deemed advisable, to pass, with or without variation, a resolution to issue a total of 1,778,274 common shares in satisfaction of salary arrears for certain employees of the Corporation;

7. to consider and if deemed advisable, to pass, with or without variation, a resolution to issue a total of 2.5 million common shares to certain members of management of the Corporation;

8. to consider and if deemed advisable, to pass. with or without variation, a special resolution to reduce the stated capital of the Corporation; and

9. to transact such other business as may properly come before the Meeting or any adjournment thereof

     The  accompanying   management  information  circular  provides  additional
information relating to the matters to be dealt with at the Meeting and forms part of this notice.

     If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, unit 6, Toronto, Ontario, Canada, M5A 4109 so as to arrive not later than 5:00 p.m. (Toronto time) on the  second  business  day  preceding  the date of the  Meeting  or any
adjournment   thereof  or  with  the  Chairman  of  the  Meeting  prior  to  the commencement of the Meeting on the day of the Meeting or any adjournment thereof.


                                                    BY ORDER OF THE BOARD


June 26, 2002                                       (Signed) "William V. Schara"
                                                    Vice President, Finance/CFO

                             YAMANA RESOURCES INC.

                         Suite 5300, Commerce Court West
                                Toronto, Ontario
                                     M5L 1B9

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

     The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of Yamana Resources Inc. (the "Corporation") to be held on Friday. August 30, 2002 at 10:00 a.m. (Vancouver time) (the "Meeting") in the Connaught Room of the Metropolitan Hotel, Vancouver, British Columbia and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that. the solicitation will be made primarily by mail but proxies may also be solicited personally, by telephone or telecopier, by directors, officers or regular employees or paid agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost: of the solicitation will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

     A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing. deposited at the registered office of the Corporation, or with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada. M5A 4K9, up to 5:00 p.m. (Toronto
time) on the second business day preceding the date of the Meeting, or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

                          VOTING OF SHARES REPRESENTED
                              BY MANAGEMENT PROXIES

     The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such specifications, such shares will be voted in favour of each of the matters referred to herein.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are riot known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                           INTEREST OF CERTAIN PERSONS
                          IN MATTERS TO BE ACTED UPON

     Certain directors and officers of the Corporation are participants under the Corporation's share incentive plan, and may benefit from the proposed re-pricing of stock options. See "Re-pricing of Stock Options" below. Additionally, certain officers will participate in the proposal to issue common shares in lieu of salary and a bonus shares program. See "Payment of Salary Arrears in Common Shares" and "Issue of Bonus Shares" below.

                         VOTING SECURITIES AND PRINCIPAL
                                 HOLDERS THEREOF

     As of June 21, 2002, the Corporation had outstanding 61,625,444 common shares, each carrying one vote. The record date established for notice of the Meeting (the "Record Date") is July 16, 2002. Each holder of a common share of record at the close of business on the Record Date will, unless otherwise specified herein, be entitled to one vote for each common share held by such holder on all matters proposed to come before the Meeting, except to the extent that such holder has transferred any such shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting or any adjournment thereof, in which case the transferee will be entitled to vote such shares at the Meeting.

     As of the date hereof, to the knowledge of the directors or officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation.

                             BUSINESS OF THE MEETING

Election of Directors

     At the Meeting, six directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

     The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

                                                                                                 Number of
                                                                                                 Common  Shares
                          Position held in                                                       Beneficially
Nominee                   Corporation           Principal Occupation            Director Since   Owned(3)
-------                   -----------           --------------------            --------------   --------

R. Stuart Angus(1)(2)     Director              Partner, Fasken Martineau       February 7, 1995   37,168
                                                DuMoulin LLP, law firm

Victor H. Bradley         Director, President   President and Chief Executive   February 7, 1995   445
                          and Chief             Executive Officer of the
                          Executive Officer     Corporation

J. Edward Fletcher(1)(2)  Director and          Retired                         February 7, 1995   37,168
                          Chairman of the
                          Board

Alan R. Hill(4)           Director              Executive Vice President,       August 15, 1996    Nil
                                                Corporate Development,
                                                Barrick Gold Corporation,
                                                mining company

Lance S. Tigert(1)(2)     Director              Senior Vice President,          February 7, 1995   Nil
                                                Project Development,
                                                Noranda Inc.,
                                                mining company

Patrick Mars              Director              Mining Consultant               August 16, 2001(5) 25,000


(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.
(3) Information respecting the number of common shares owned by each director has been provided by such director.
(4) Pursuant to an agreement between the Corporation and Barrick Gold Corporation ("Barrick"), the Corporation is obliged to nominate and recommend a designee of Barrick for election to the board of directors of the Corporation. Mr. Hill is Barrick's nominee.
(5)  Also, a director of the Corporation  between  February 7, 1995 and February
     18. 1999.

Appointment of Auditors

     Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting for the appointment of auditors, the persons named in the enclosed form of proxy intend to vote in favour of the reappointment of Deloitte & Thin he LLP, Chartered Accountants, as auditors of the Corporation to hold Office until the next annual meeting of shareholders. Deloitte & Touche LLP was first appointed auditors of the Corporation on February 7, 1995.


Advance Shareholder Approval to Private Placements

     Under the rules of The Toronto Stock Exchange Inc. (the "TSX"), the aggregate number of shares of a listed company which pray be issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"). The application of the TSX 25% Rule may restrict the Corporation's ability to raise funds in the future by way of private placements of its securities.

     In particular, management considers it to be in the best interests of the Corporation to retain flexibility in its ability to raise working capital and exploration money by way of private placement financing if necessary. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided that such private placements are completed within 12 months of the date such advance share holder approval is given.

     The Corporation's issued and outstanding share capital at June 21, 2002 was 61,625,444 common shares. The Corporation proposes that the maximum number of shares which would be subject to issue under one or more private placements in the 12-month period following the date of the Meeting or any adjournment thereof does not exceed the outstanding share capital of the Corporation as at June 21, 2002.

     Any private placement undertaken by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

     (1) it must be substantially with parties at arm's length to the Corporation;

     (ii) it cannot result in effective change of control of the Corporation;

     (iii)it must be completed within a 12-month period following the date the advance share holder approval is given: and

     (iv) it must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date Notice of the private placement is given to the TSX (the "Market Price") less an applicable maximum discount, as follows:

                        Market Price            Maximum Discount
                        ------------            ----------------

                        $0.50 or less           25%

                        $0.51 to $2.00          20%

                        Above $2.00             15%

     In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will result in an "effective change of control", in which case specific shareholder/shareholder approval may be required.

     It is possible that the Corporation may need to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury shares, taking into account any common shares that may be issued upon exercise of any warrants or options granted in connection with the private placement, that will exceed the TSX 25(degree)c Rule. The directors of the Corporation believe that the passing of this resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Corporations timely access to required funds.

     Unless authority to do so is withheld, the persons named in the form of proxy accompanying the notice of the Meeting intend to vote for approval of this resolution. In order to be effected, this resolution must be approved by a majority of votes cast in respect thereof.


Re-pricing of Stock Options

     The Corporation's share incentive plan (the "Plan") is designed to advance the interests of the Corporation by encouraging employees, consultants, senior officers and directors of the Corporation, and certain designated affiliates of the Corporation, to hold equity in the Corporation through the acquisition of common shares. The Board of Directors Compensation Committee views the Plan as an important element in the Corporation's compensation philosophy and a key element in attracting and retaining a talented and motivated workforce.

     Pursuant to the Plan, all options are issued with an exercise price not lower than the price of the Corporation's common shares on the TSX on the trading day immediately preceding the date on which the applicable option is granted. As of June 21, 2002, of the options that have been issued pursuant to the Plan, 7,742,750 options remain outstanding (together the "Outstanding Options'). In reviewing the Outstanding Options, the Compensation Committee has concluded that in order to maintain the objectives of the Plan, it would be in the best interests of the Corporation if the Outstanding Options were re-priced such that their exercise prices are more closely aligned to the Corporation's recent share price.

     The investment climate surrounding junior exploration companies and the depressed prices in the precious metals markets have resulted in a devaluation of the Corporation's share price such that all of the Outstanding Options are out of the money. As a result, the Compensation Committee is proposing that the Outstanding Options that are currently exercisable between C$0.20 to C$0.75 be re-priced to an exercise price of C$0.105. Details of the grants of the options for which re-pricing is sought are set out in Schedule A to this Circular.

     The exercise price of C$0.105 represents the market price of the Corporation's common shares on the TSX as at March 12, 2002. the day on which the Board of Directors approved the proposal to re-price the Outstanding Options. Pursuant to the rules of the TSX, approval of any such amendments to the Outstanding Options requires the affirmative vote of a majority of the votes cast at the Meeting other than votes attaching to securities beneficially owned by the directors, officers or insiders of the Corporation who may participate in the Plan and their associates. Accordingly, to the knowledge of the Corporation, the votes attaching to 125,781 common shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

     If shareholder approval is not received, the exercise price of the Outstanding Options will riot be amended.

     Unless authority to do so is withheld, the persons named in the form of proxy accompanying the notice of the Meeting intend to vote for the approval of the foregoing amendments to the exercise price of the Outstanding Options.


Payment of Salary Arrears in Common Shares

     At a Board of Directors meeting held on March 13, 2002. the Board of Directors approved, subject to receipt of all regulatory and shareholder approvals, a resolution authorizing that three members of the management of the Corporation be issued an aggregate of 1,778,274 common shares in the capital of the Corporation in lieu of cash salary for a four-month period. The members of management and the number of shares proposed to be issued to such persons are set forth in the table below.

Name                  Salary Arrears                    Number of Common Shares
----                  --------------                    to be Issued
                                                        ------------

Victor Bradley        US$58,333                         799.994

Mel Klohn             US$38,000                         521,143

Bill Schara           US$33,333                         457,137

Total:                US$129,666                        1,778,274

     Pursuant to the rules of the TSX. approval of the issuance of the foregoing shares requires the affirmative vote of a majority of the votes cast at the meeting other than votes attaching to securities beneficially owned by Messrs. Bradley, Klohn and Schara and their associates. Accordingly, to the knowledge of the Corporation, the votes attaching to 26,445 common shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

     If shareholder approval is not received, the foregoing common shares will not be issued.

     Unless authority to do so is withheld, the persons named in the form of proxy accompanying the notice of the meeting intend to vote for the approval of the issuance of the foregoing shares.

Issue of Bonus Shares

     At a meeting of the Board of Directors held on March 13, 2002, the Board of Directors resolved, subject to receipt of regulatory and shareholder approval to issue by way of a bonus a total of 2.5 million common shares in the capital of the Corporation (the "Bonus Shares") to certain employees of Yamana in recognition of their service to the Corporation in connection with the sale of Mina Martha located in Argentina and the satisfaction of the production loan to the Corporation from Northgate Exploration Limited.

     The Corporation is proposing that the Bonus Shares of the Corporation be issued as described below:

         Name                              Number of Bonus Shares
         ----                              ----------------------

         Victor Bradley                    1,250,000

         Mel Klohn                         625,000

         Bill Schara                       625,000

     Application is being made to the TSX for the approval of the TSX to the issue of the Bonus Shares. The Corporation understands that pursuant to the rules of the TSX, approval of the issuance of the Bonus Shares will require the affirmative vote of the majority of the votes cast at the Meeting other than votes attaching the securities beneficially owned by the recipients of the Bonus Shares and their associates. Accordingly, to the knowledge of the Corporation, votes attaching to 26,445 common shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained. If the TSX or shareholders approval is not received, the Bonus Shares will not be issued.

     Unless authority to do is withheld, the persons named in the form of proxy accompanying the notice of the meeting intend to vote for the approval of the issue of the bonus shares.


Reduction of Stated Capital

     Management of the Corporation is of the opinion that the consolidated balance sheet for the Corporation no longer fairly represents the financial situation of the Corporation.

     In particular, the consolidated balance sheet for the Corporation as at February 28, 2002 which is included in the audited consolidated financial statements, reflects a deficit of US$52,644,546. Management believes that US$52,644,546 of the deficit is no longer relevant in terms of the fair presentation of the Corporation's present financial affairs and operations in the future. Further. Management is of the opinion that the decrease of the deficit will enhance the consolidated balance sheet for the Corporation from a marketing perspective. Management accordingly proposes to reduce the stated capital of the Corporation by US$52,644,546 during the second quarter of 2002 with effect as of February 28, 2002, which reduction will result in the decrease of US$52,644,546 of the US$52,644,546 of deficit of the Corporation on its consolidated balance sheet as of February 28, 2002.

     This capital reduction would be effected pursuant to subsection 38(1) of the Canada Business Corporations Act by the passing of a special resolution in the form set nut below.

     At the meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the "Special Resolution") subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Corporation to reduce its stated capital pursuant to the Canada Business Corporations Act.

     The Board of Directors and management of the Corporation recommend the adoption of the Special Resolution. To be effective, the Special Resolution must be approved by riot less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Special Resolution.


     The text of the Special Resolution to be submitted to shareholders at the Meeting is as follows:

"NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Company is hereby authorized to reduce its stated capital by US$52,644,546 with effect as of February 28, 2002 by deducting that amount from the stated capital account maintained by the Corporation for its common shares; and

2. Any director or officer of the Corporation be and he is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

                             EXECUTIVE COMPENSATION

     The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario)) sets forth all annual and long--term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended February 28, 2002, February 28, 2001 and February 29. 2000 (to the extent required by the Regulation) in respect of the individuals who were, at February 28, 2002, the Chief Executive Officer and the three other most highly compensated executive officers of the Corporation whose total salary and bonus exceeded $100.000 (approximately US$66,335) (the "Named Executive Officers"):

                           Summary Compensation Table
                           --------------------------

  =============================================================================================================
                                                                                              Long-Term
                                                       Annual Compensation                   Compensation
                                         ----------------------------------------------------------------------
                                                                                                 Awards
                                                                                        -----------------------
                                                                           Other
                                                                           Annual          Securities Under
        Name and Principal                   Salary         Bonus      Compensation       Options Granted
            Position             Year        (US$)          (US$)           (US$)                 (#)
  -------------------------------------------------------------------------------------------------------------
    Victor H. Bradley          2002        $176,000      NIL           NIL                1,100,000
    President and Chief        2001        $180,500      NIL           NIL                180,000
    Executive Officer          2000        $185,500      NIL           NIL                270,000
  -------------------------------------------------------------------------------------------------------------
    Delfor Cadario(1)          2002        $102,620      NIL           NIL                473,000
    Vice President             2001        $134,680      $18,200(2)    NIL                NIL
    Compania Minera            2000        $134,680      NIL           NIL                141,000
    Polimet, S.A.
  -------------------------------------------------------------------------------------------------------------
    Mel Klohn                  2002        $115,000      NIL           NIL                400,000
    Vice President and         2001        $117,000      NIL           NIL                40,000
    Chief Geologist            2000        $114,000      NIL           NIL                107,000
  -------------------------------------------------------------------------------------------------------------
    William V. Schara          2002        $97,250       NIL           NIL                410,000
    Vice President,            2001        $88,000       NIL           NIL                83,000
    Finance/CFO                2000        $76,700       NIL           NIL                87,000
  =============================================================================================================

(1) In July 2002, Mr. Cadario will cease to be an officer or employee of the Company.

(2) In February, 2001, Mr. Cadario was granted 100,000 bonus shares pursuant to the share bonus component of the Corporation's share incentive plan, described above.

     The following table (presented in accordance with the Regulation) sets forth stock options granted during the fiscal year ended February 28, 2002 to the Named Executive Officers:


                      Option/SAR Grants in Last Fiscal Year

-------------------------------------------------------------------------------------------------------------------
                                                                                Market Value
                                                                              of Securities
                                                                                Underlying
                             Securities       % of Total                       Options/SARs
                                Under        Options/SARs      Exercise or     on Date of
                            Options/SARs      Granted to        Base Price        Grant
           Name                Granted       Employees in      (C$/Common       (C$/Common         Expiration
                                 (#)          Fiscal Year       Share)(1)         Share)              Date
-------------------------------------------------------------------------------------------------------------------
  Victor H. Bradley           1,100,000          23.9%             $0.27            $0.27         May 30, 2011
  President and Chief
  Executive Officer
-------------------------------------------------------------------------------------------------------------------
  Delfor Cadario               473,000           10.3%             $0.27            $0.27         May 30, 2011
  Vice President
  Compania Minera
  Polimet, S.A.
-------------------------------------------------------------------------------------------------------------------
  Mel Klohn                    400,000           8.7%              $0.27            $0.27         May 30, 2011
  Vice President and
  Chief Geologist
-------------------------------------------------------------------------------------------------------------------
  William V. Schara            410,000           8.9%              $0.27            $0.27         May 30, 2011
  Vice President,
  Finance/CFO
===================================================================================================================

(1) The exercise price of stock options is set at riot less than 100% of the closing price of the common shares on the TSX on the last day prior to the grant of the options.

     The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options during the fiscal year ended February 28, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

               Aggregated Option Exercises In Last Fiscal Year and
                        Financial Year-End Option Values
                        --------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                    Unexercised
                                                                    Options at         Value of Unexercised
                                     Common                           Fiscal           In-the-Money Options
                                     Shares         Aggregate        Year-End           at Fiscal Year-End
                                   Acquired on        Value             (#)                   (C$)(2)
                                    Exercise        Realized       Exercisable/            Exercisable/
              Name                     (#)           (C$)(1)       Unexercisable          Unexercisable
-----------------------------------------------------------------------------------------------------------------
  Victor H. Bradley                    NIL             N/A         2,000,000/NIL              NIL/NIL
  President and Chief
  Executive Officer
-----------------------------------------------------------------------------------------------------------------
  Delfor Cadario                       NIL             N/A           850,000/NIL              NIL/NIL
  Vice President,
  Compania Minera
  Polimet, S.A.
-----------------------------------------------------------------------------------------------------------------
  Mel Klohn,                           NIL             N/A           725,000/NIL              NIL/NIL
  Vice President and Chief
  Geologist
-----------------------------------------------------------------------------------------------------------------
  William V. Schara                    NIL             N/A           725,000/NIL              NIL/NIL
  Vice President,
  Finance/CFO
=================================================================================================================

(1) Value calculated by determining the difference between the market value of the common shares at. date of exercise and the exercise price.

(2) The closing price of the common shares on the TSX on June 24, 2002 was C10.175,

Employment Contracts

     The Corporation has entered into employment agreements (i) dated May 1, 1995, as amended on February 6, 1998 with Victor H. Bradley, President and Chief Executive Officer, (ii) dated February 6, 1998, as amended May 27, 1999, with Delfor Cadario, Vice President, Compania Minera Polimet S.A.. Argentina. (iii) dated February 6, 1998, as amended May 27, 1999, with Met Klohn, Vice President and Chief Geologist and (iv) dated February 6, 1998, as amended May 27, 1999,with William Schara, Vice President, Finance/CFO (the "Employment Agreements"). The Employment Agreements relating to Mr. Bradley provide that on termination of the employment With the Corporation of Mr. Bradley for any reason other than cause. Mr. Bradley is entitled to payment of three times his highest annual salary. Mr. Bradley's current annual salary is US$17.5,000. The Employment Agreements relating to Mr. Cadario, Mr. Klohn and Mr. Schara provide that on termination of the employment with the Corporation for any reason other than cause. the employee is entitled to payment of his highest annual salary. The highest annual salaries, excluding bonuses, of Mr. Cadario, Mr. Klohn and Mr. Schara are US$134,680, US$ 114,000 and US$ 100,000. respectively. In addition, any previously issued options which are not exercised within 30 days of such termination will be cancelled by the Corporation upon payment of an amount equal to the difference between the exercise price of such options and the greater of (i) the average closing price of the common shares on the TSX during the 30 day period prior to such termination and (ii) the average acquisition price per common share of the most highly priced 1% of the Corporation's common shares acquired by any person in connection with a change of control (as defined below).

     In the event that (i) any person, or any person together with its Affiliates, beneficially owns or exercises control or direction over voting securities of the Corporation carrying 30% or more of the then outstanding voting securities, (if) the sale to a person who is not affiliated with the Corporation of assets of the Corporation at a price greater than or equal to 25% of the net assets of the Corporation, as shown on a consolidated balance sheet for the Corporation at the end of the last completed financial quarter of the then-current financial year. or as at the end of the last completed financial year if the sale occurs during the first quarter of 'a financial year or (iii) the Corporation becomes insolvent or generally not able to pay its debts as they become due (each event a "change of control"), and Mr. Bradley resigns within 12 months of the change of control for the sole reason of the occurrence of the change of control, Mr. Bradley is entitled to receive a severance amount equal to three times his annual salary plus 25(degree)0. In addition, any previously issued options which remain outstanding will be cancelled upon payment of an amount per common share calculated in the same manner as described above. The definition of a change. of control includes insolvency of the Corporation under the employment agreements.

     In the event that Mr. Cadario. Mr. Klohn or Mr. Schara resigns within 12 months of a change of control for the sole reason of the occurrence of the change of control, each of them is entitled to receive a severance amount equal to his annual salary plus 25%. In addition, any previously issued options which remain outstanding will be cancelled upon payment of an amount per common share calculated in the same manner as described above.


                           INTERESTS OF MANAGEMENT AND
                         OTHERS IN MATERIAL TRANSACTIONS

     No director, officer or other insider of the Corporation, or any associate or affiliate thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation.


                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     There is no net indebtedness to the Corporation of any director or senior officer of the Corporation.

Compensation of Directors

     The Corporation paid Mr. Fletcher US$2,500 per month from March through July 2001 as compensation for his services as chairman of the board. In addition, the Corporation reimbursed Mr. Fletcher for any out-of-pocket expenses reasonably incurred while performing his duties. The Corporation paid no fees to any of the other non-executive directors for meetings attended.

Composition of the Compensation Committee

     The members of the Compensation Committee of the board of directors of the Corporation are R. Stuart Angus, J. Edward Fletcher, and Lance S. Tigert. No member of the Compensation Committee was an officer or employee of the Corporation or any of its subsidiaries during the fiscal year ended February 28, 2002.

     The Corporation's executive compensation program is administered by the Compensation Committee. The Compensation Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the hoard of directors with respect to appointment and remuneration of executive officers of the Corporation. The Compensation Committee also evaluates the performance of the Corporation's senior executive officers and reviews the design and competitiveness of the Corporation's compensation plans. The Compensation Committee met once during the fiscal year ended February 28, 2002.


Report on Executive Compensation

     Executive compensation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Compensation for each of the Named Executive Officers consists of a base salary. stock options and a discretionary bonus determined from time to time by the Compensation Committee. Compensation is directly tied to corporate and individual performance.

     The level of base salary for each employee at this stage of the Corporation's development is determined by the level of responsibility and the importance of the position to the Corporation, all with a view to being consistent with industry norms. Options are designed to give each optionee an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. It is the Compensation Committee's view that options align the interests of executive officers with the longer term interests of shareholders. In determining the number of common shares subject to each option, the Compensation Committee gives consideration to the individual's present and potential contribution to the success of the Corporation.


Chief Executive Officer

     The salary of Victor H. Bradley. the President and Chief Executive Officer, and the amount of any bonus paid to Mr. Bradley, is determined by the Compensation Committee in accordance with the principles outlined above. Reference is also made to the compensation of chief executive officers of an appropriate comparable group of similarly situated public mining companies selected by the Corporation. While no Mathematical weighting formula exists, the Compensation Committee considers all factors which it deems relevant including the Corporation's share price, the duties and responsibilities of the CEO, current compensation levels and other special or extenuating circumstances.

     The foregoing report as at March 13, 2002 was submitted by the Compensation Committee.

Performance Graph

     The following graph compares the yearly percentage change in the cumulative total shareholder return on the Corporation's common shares, since February 9, 1995 to February 28, 2002, with the cumulative total returns of the TSX 300 Stock Index during such period, assuming dividend reinvestment and reflecting the share consolidation effective on February 7, 1995.





                         Assuming Dividend Reinvestment
                      February 9, 1995 - February 28, 2002

                               [GRAPHIC OMITTED]



                               [GRAPHIC OMITTED]






                               DIRECTORS' APPROVAL

     The board of directors of the Corporation has approved the contents and the sending of this Circular.


                                                    BY ORDER OF THE BOARD


June 26, 2002                                       (Signed) "William V. Schara"
                                                    Vice President, Finance/CFO

                                  Schedule A

                             Yamana Resources Inc.
                    Officer/Director (Insider) Stock Options
                & Previously Repriced Non-Insider Stock Options
                         for repricing at C$0.105/share

                                                                (C$)
------------------------------------------------------------------------------------------------------------------------------------
  Option        Date          Date     Granted     Repriced     Repriced     Repriced     Repriced      Options      Total Options
  Holder       Granted       Expires    Price    Apr 25 1997  Apr 12 1999  Aug 31 1999  Aug 15 2000     Granted      to be Repriced
------------------------------------------------------------------------------------------------------------------------------------
Insiders
  Angus, S.   Feb 7 1995   Feb 6 2005   $ 1.82                               $ 0.75       $ 0.35         34,500
              Feb 14 2005  Feb 13 2005  $ 1.60                               $ 0.75       $ 0.35         15,500
              Jul 13 1995  Jul 12 2005  $ 3.00                               $ 0.75       $ 0.35         25,000
              Aug 15 1996  Aug 15 2006  $ 4.05                               $ 0.75       $ 0.35         25,000
              May 13 1998  May 12 2008  $ 1.25                               $ 0.75       $ 0.35         50,000
              Apr 12 1999  Apr 11 2009  $ 0.75                                            $ 0.35         90,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          300 000          540,000
------------------------------------------------------------------------------------------------------------------------------------
Cadado, D.    Feb 7 1995   Feb 6 2005   $ 1.82                               $ 0.75       $ 0.35         28,750
              Feb 14 1995  Feb 13 2005  $ 1.60                               $ 0.75       $ 0.35         24,000
              May 26 1995  May 25 2005  $ 2.00                               $ 0.75       $ 0.35         22,250
              Sep 26 1995  Sep 25 2005  $ 2.90                               $ 0.75       $ 0.35         25,000
              Feb 6 1997   Feb 5 2007   $ 5.00                               $ 0.75       $ 0.35         50,000
              Feb 5 1998   Feb 5 2008   $ 0.70                                            $ 0.35         36,000
              May 13 1998  May 12 2008  $ 1.25                               $ 0.75       $ 0.35         50,000
              Apr 12 1999  Apr 11 2009  $ 0.75                                            $ 0.35        141,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          473,000          850,000
------------------------------------------------------------------------------------------------------------------------------------
Fletcher, T.  Feb 7 1995   Feb 6 2005   $ 1.82                               $ 0.75       $ 0.35         34,500
              Feb 14 1995  Feb 13 2005  $ 1.60                               $ 0.75       $ 0.35         15,500
              Jul 13 1995  Jul 12 2005  $ 3.00                               $ 0.75       $ 0.35         25,000
              Aug 15 1996  Aug 14 2006  $ 4.05                               $ 0.75       $ 0.35         50,000
              May 13 1998  May 12 2008  $ 1.25                               $ 0.75       $ 0.35         50,000
              Apr 12 1999  Apr 11 2009  $ 0.75                                            $ 0.35        105,000
              Feb 19 2001  Feb 18 2011  $ 0.28                                                           50,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          420,000          750,000
------------------------------------------------------------------------------------------------------------------------------------
Mars, P.      May 13 1998  May 12 2008  $ 0.35                                                           50,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          350,000          400,000
------------------------------------------------------------------------------------------------------------------------------------
Tigert, L.    Feb 14 1995  Feb 13 2005  $ 1.60                               $ 0.75       $ 0.35         31,000
              Jul 13 1995  Jul 12 2005  $ 3.00                               $ 0.75       $ 0.35         25,000
              Aug 15 1996  Aug 14 2006  $ 4.05                               $ 0.75       $ 0.35         25,000
              May 13 1998  May 12 2008  $ 1.25                               $ 0.75       $ 0.35         50,000
              Apr 12 1999  Apr 11 2009  $ 0.75                                            $ 0.35         79,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          190,000          400,000
------------------------------------------------------------------------------------------------------------------------------------
Bradley, V.   Feb 7 1995   Feb 6 2005   $ 1.82                               $ 0.75       $ 0.35         90,750
              Feb 14 1995  Feb 13 2005  $ 1.60                               $ 0.75       $ 0.35         37,750
              May 26 1995  May 25 2005  $ 2.00                               $ 0.75       $ 0.35        250,000
              Aug 22 1997  Aug 21 2007  $ 2.20                               $ 0.75       $ 0.35         21,500
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35         50,000
              Apr 12 1999  Apr 11 2009  $ 0.75                                            $ 0.35        270,000
              Feb 19 2001  Feb 18 2011  $ 0.28                                                          180,000
              Aug 16 2001  May 30 2011  $ 0.27                                                        1,100,000        2,000,000
------------------------------------------------------------------------------------------------------------------------------------
Hamilton, H.  May 24 2001  May 23 2011  $ 0.20                                                          100,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          100,000          200,000
------------------------------------------------------------------------------------------------------------------------------------
Klohn, M.     May 26 1995  May 25 2005  $ 2.00                               $ 0.75       $ 0.35         10,000
              Sep 26 1995  Sep 25 2005  $ 2.90                               $ 0.75       $ 0.35         40,000
              Feb 6 1997   Feb 5 2007   $ 5.00      $ 3.55                   $ 0.75       $ 0.35         25,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35         28,000
              Mar 27 1998  Mar 26 2008  $ 1.70                               $ 0.75       $ 0.35         75,000
              Apr 12 1999  Apr 11 2009  $ 0.75                                            $ 0.35        107,000
              Feb 19 2001  Feb 18 2011  $ 0.28                                                           40,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          400,000          725,000
------------------------------------------------------------------------------------------------------------------------------------
Schara,W.     Jul 13 1995  Jul 12 2005  $ 3.00                               $ 0.75       $ 0.35        35,000
              Jul 1 1996   Jun 30 2006  $ 3.00                               $ 0.75       $ 0.35        15,000
              Feb 13 1996  Feb 12 2006  $ 3.50                               $ 0.75       $ 0.35        10,000
              Aug 22 1997  Aug 21 2007  $ 2.20                               $ 0.75       $ 0.35        65,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35        20,000
              Apr 12 1999  Apr 11 2009  $ 0.75                                            $ 0.35        87,000
              Feb 19 2001  Feb 18 2011  $ 0.28                                                          83,000
              Aug 16 2001  May 30 2011  $ 0.27                                                         410,000           725,000
------------------------------------------------------------------------------------------------------------------------------------
Non-Insiders
------------------------------------------------------------------------------------------------------------------------------------
Bonfada, R    Jul 01 1996  Jul 01 2006  $ 3.00                   $ 0.75                   $ 0.35        35,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          45,000            80,000
------------------------------------------------------------------------------------------------------------------------------------
Hallauer, W   Feb 7 1995   Feb 6 2005   $ 1.82                   $ 0.75                                 22,750            22,750
------------------------------------------------------------------------------------------------------------------------------------
Hughes, M     May 26 1995  May 25 2005  $ 2.00                   $ 0.75                   $ 0.35        10,000
              Sep 26 1995  Sep 25 2005  $ 2.90                   $ 0.75                   $ 0.35        25,000
              Feb 6 1997   Feb 5 2007   $ 5.00      $3.55                    $ 0.75       $ 0.35        25,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35        20,000
              Mar 27 1998  Mar 26 2008  $ 1.70                   $ 0.75                   $ 0.35        75,731
              Mar 27 1998  Mar 26 2008  $ 1.70                   $ 0.75                   $ 0.35        74,269
              Aug 16 2001  May 30 2011  $ 0.27                                                          70,000           300,000
------------------------------------------------------------------------------------------------------------------------------------
Lee, E.       Feb 7 1995   Feb 6 2005   $ 1.82                   $ 0.75                   $ 0.35        20,000
              Feb 19 2001  Feb 18 2011  $ 0.28                                                          10,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          45,000            75,000
------------------------------------------------------------------------------------------------------------------------------------
Li, M.        Feb 6 1997   Feb 5 2007   $ 5.00      $3.55        $ 0.75                   $ 0.35        10,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35        10,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          55,000            75,000
------------------------------------------------------------------------------------------------------------------------------------
Nakamoto, 5.  Jul 01 1996  Jul 01 2006  $ 3.00                   $ 0.75                   $ 0.35        20,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35        10,000
              Jun 19 2000  Jun 20 2010  $ 0.33                                                          30,000
              Feb 19 2001  Feb 18 2011  $ 0.28                                                          40,000
              Aug 16 2001  May 30 2011  $ 0.27                                                         125,000           225,000
------------------------------------------------------------------------------------------------------------------------------------
Silva, D.     Jul 01 1996  Jul 01 2006  $ 3.00                   $ 0.75                                 10,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                                          15,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          75,000           100,000
------------------------------------------------------------------------------------------------------------------------------------
Strang, V.    Jan 16 1997  Jan 15 2007  $ 4.90      $3.55                    $ 0.75       $ 0.35        20,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35         4,000
              Jun 19 2000  Jun 20 2010  $ 0.33                                                          28,000
              Feb 19 2001  Feb 18 2011  $ 0.28                                                          18,000
              AuG 16 2001  May 30 2011  $ 0.27                                                         105,000           175,000
------------------------------------------------------------------------------------------------------------------------------------
Vasquez, A.   Feb 7 1995   Feb 6 2005   $ 1.82                   $ 0.75                   $ 0.35        11,750
              Feb 14 1995  Feb 13 2005  $ 1.60                   $ 0.75                   $ 0.35         4,250
              Sep 26 1995  Sep 25 2005  $ 2.90                   $ 0.75                   $ 0.35        21,000
              Feb 6 1997   Feb 5 2007   $ 5.00      $3.55                    $ 0.75       $ 0.35        10,000
              Feb 05 1998  Feb 05 2008  $ 0.70                                            $ 0.35        10,000
              Aug 16 2001  May 30 2011  $ 0.27                                                          43,000           100,000
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPTIONS TO BE REPRICED REQUIRING SHAREHOLDER APPROVAL                                                            7,742,750
------------------------------------------------------------------------------------------------------------------------------------